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SEC 10028025 OMMISSION

SEC FILE NUMBER
8-65719

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Soleil Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

360 Madison Avenue
(No. and Street)

New York (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jennifer Fleissner (212) 380-4933
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section
MAR 01 2010
Washington, DC
110

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name - *if individual, state last, first, middle name*)

750 Third Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jennifer Fleissner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Soleil Securities Corporation, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer

Title

DANA FOGG
Notary Public, State of New York
Qualified in New York County
No. 01FO6102832
My Commission Expires Dec. 8, 2011

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eisner

Eisner LLP
Accountants and Advisors

SOLEIL SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Soleil Securities Corporation

We have audited the accompanying statement of financial condition of Soleil Securities Corporation (the "Company") as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Soleil Securities Corporation as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
February 24, 2010

SOLEIL SECURITIES CORPORATION

Statement of Financial Condition
December 31, 2009

ASSETS	
Cash and cash equivalents	$ 4,072,065
Receivable from clearing broker	2,851,302
Prepaid expenses	182,845
Other assets	94,947
Total assets	$ 7,201,159
LIABILITIES	
Accrued compensation	$ 1,525,581
Payable to Parent	1,166,573
Loan payable	158,283
Accounts payable and accrued expenses	1,273,878
Total liabilities	4,124,315
STOCKHOLDER'S EQUITY	
Common stock ($0.01 par value; 100 shares authorized; 2 shares issued and outstanding)	-
Additional paid-in capital	28,712,000
Deficit	(25,635,156)
Total stockholder's equity	3,076,844
Total liabilities and stockholder's equity	$ 7,201,159

See notes to statement of financial condition

SOLEIL SECURITIES CORPORATION

Notes to Statement of Financial Condition
December 31, 2009

NOTE A - ORGANIZATION AND BUSINESS

Soleil Securities Corporation (the "Company") was incorporated on November 21, 2002, and commenced operations in May 2003. The Company generates research income by providing research to institutional investors through a network of research analysts. The Company also generates commission income by providing sales and agency trading services to institutional investors.

The Company is a registered broker-dealer that clears its customer transactions through its correspondent clearing broker on a fully disclosed basis.

The Company is a wholly-owned subsidiary of Soleil Securities Group, Inc. (the "Parent").

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

The Company considers all highly liquid financial instruments with an original maturity of less than three months to be cash equivalents.

Agency commissions and related clearing and execution expenses are recorded on a trade-date basis.

Research income is recognized when services have been rendered and collectability is reasonably assured.

Securities transactions are recorded on a trade-date basis.

In June 2009, the FASB launched the FASB Accounting Standards Codification ("FASB ASC") as the single source of generally accepted accounting principles ("GAAP") effective for financial statements issued for annual periods ending after September 15, 2009. FASB ASC does not change GAAP, but rather establishes a new structure to the accounting literature and changes references to accounting standards and other authoritative accounting guidance.

NOTE C - RELATED PARTY TRANSACTIONS

The Company and Parent have an expense-sharing agreement in place. Pursuant to this agreement, the Company reimburses the Parent for operating expenses based on proportional cost. For the year ended December 31, 2009, the Company recorded an aggregate of $910,000 in capital contributions from its Parent which resulted from the reduction of amounts payable to the Parent.

NOTE D - RECEIVABLE FROM CLEARING BROKER

The components of receivable from clearing broker as of December 31, 2009 are as follows:

Clearing deposit	$ 779,644
Commissions	2,071,658
	$2,851,302

NOTE E - COMMITMENTS AND CONTINGENCIES

The Company has operating leases for office space in Minneapolis, Minnesota; San Francisco, California and Shaker Heights, Ohio. Future lease commitments of the Parent, a portion of which is expected to be allocated to the Company, amount to $730,195 in 2010, $762,264 in 2011, $789,400 in 2012, $789,400 in 2013, $816,536 in 2014, and $2,333,664 thereafter. Future lease commitments of the Company, excluding allocations from the Parent, are as follows:

Year Ending December 31,	Minimum Lease Obligations
2010	$ 178,780
2011	122,321
2012	13,377
	$ 314,478

NOTE F - LOAN PAYABLE

On August 16, 2006, the Company and its Parent became parties to a Loan and Security Agreement (the "LSA") with Lighthouse Capital Partners V, L.P. ("Lighthouse") in which the Company and its Parent became jointly and severally liable for amounts borrowed from Lighthouse. On August 31, 2006, the Company and its Parent borrowed $2.5 million from Lighthouse, the terms of which were specified in a secured promissory note (the "Promissory Note"), which provides for interest at a variable rate equal to the Prime Rate plus an interest margin of 1.25% from March 1, 2007 through February 28, 2010 (4.50% at December 31, 2009). In addition, the Company signed a financing statement and security agreement with Lighthouse pursuant to which the loan is collateralized by substantially all of the assets of the Parent and the Company. Under the terms of the Promissory Note, interest is due monthly from inception until full repayment. Repayment of the loan began on March 1, 2007 and is scheduled to conclude by February 28, 2010. Principal repayments will amount to $158,283 in 2010.

NOTE G - NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule 15c3-1. The Company's net capital, as defined, is required to be the greater of $100,000 or the minimum net capital required based on aggregate indebtedness. As of December 31, 2009, the Company's ratio of aggregate indebtedness to net capital was 1.47 to 1 and its net capital was $2,799,052 which was $2,524,098 in excess of the minimum net capital requirement.

The Company claims exemption from the provisions of the SEC's Rule 15c3-3 pursuant to paragraph (k)(2)(ii) as it clears its customer transactions through its correspondent broker on a fully disclosed basis.

NOTE H - INCOME TAXES

The Company files a consolidated federal income tax return with its Parent. For financial reporting purposes, the Company determines its income tax provision on a separate company basis.

NOTE H - INCOME TAXES (CONTINUED)

The Company recognizes tax benefits or expense on the temporary differences between the tax basis and book basis of its assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. At December 31, 2009, the Company had deferred tax assets of approximately $8,575,000, which are primarily due to net operating loss carryforwards. Such amount has been fully reserved based on the likelihood of realization. During 2009, the valuation allowance increased by approximately $522,000.

At December 31, 2009, the Company's share of the consolidated net operating loss carryforwards was approximately $20,907,000 which expires in the years 2023 through 2029. The ability of the Company to utilize its net operating loss carryforwards in future years may be subject to annual limitations in accordance with the provisions of Section 382 of the Internal Revenue Code.

In 2009, the Company undertook to determine whether any of its tax positions taken or expected to be taken on a tax return is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. While this determination resulted in no adjustments to the Company's member's equity, the Company's conclusion may be subject to adjustment at a later date based on factors including additional implementation guidance from the Financial Accounting Standards Board and ongoing analyses of tax laws, regulations and related interpretations.

As a result of the Company's net operating loss carryforwards, the Company remains subject to federal or state and local income tax examinations by tax authorities for 2002 through three years after the utilization of any net operating loss carryforwards.

NOTE I - OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company's transactions are cleared by another broker-dealer pursuant to a clearing agreement. Although the Company clears its transactions through another broker-dealer, the Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices. The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

NOTE J - SUBSEQUENT EVENTS

The Company has evaluated events through February 24, 2010, the date that this financial statement was available to be issued.

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholder of
Soleil Securities Corporation

In accordance with rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation ("SIPC") for the period from April 1, 2009 through December 31, 2009, which were agreed to by Soleil Securities Corporation (the "Company") and the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in the accompanying Form SIPC-7T with respective cash disbursement records entries noting no differences.

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009, less revenues reported on the FOCUS reports from the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. No overpayments were noted.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to and should not be used by anyone other than these specified parties.

Eisner LLP

New York, New York
February 24, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065719 FINRA DEC
SOLEIL SECURITIES CORPORATION 6*6
360 MADISON AVE 3RD FL
NEW YORK NY 10017-7111

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

C. Marquez (212) 380-4928

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 50,515

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (16,020)

10/29/2009
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 34,495

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 34,495

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 34,495

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Soleil Securities Corporation
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 24th day of February, 20 10.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending ________, 20__
Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 20,853,157
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		643,109
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 4,178	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$	
Enter the greater of line (i) or (ii)		4,178
Total deductions		647,287
2d. SIPC Net Operating Revenues		$ 20,205,870
2e. General Assessment @ .0025		$ 50,515

(to page 1 but not less than $150 minimum)